Filed by Alamosa Holdings, Inc. pursuant
                                       to Rule 425 under the Securities Act of
                                       1933, as amended, and deemed filed
                                       pursuant to Rule 14a-12 under the
                                       Securities Exchange Act of 1934,
                                       as amended

                                       Subject Company: AirGate PCS, Inc.
                                       Exchange Act File Number of
                                       Subject Company: 000-27455

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between Alamosa Holdings, Inc. ("Alamosa") and AirGate PCS, Inc. ("AirGate"), including future financial and operating results; (2) statements with respect to Alamosa's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects" and similar expressions. Such statements are based upon the current beliefs and expectations of Alamosa's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Alamosa/AirGate transaction may not be fully realized or realized within the expected time frame; (3) the failure of AirGate and Alamosa stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; (5) Alamosa's and AirGate's dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology; (8) changes in Sprint's national service plans or fee structure with Alamosa or AirGate; (9) change in population; (10) difficulties in network construction; (11) increased competition in Alamosa's and AirGate's markets; and (12) adverse changes in financial position, condition or results of operations. Additional factors that could cause Alamosa's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K and in the Quarterly Reports on Form 10-Q of Alamosa filed with the Securities and Exchange Commission (the "Commission") and available at the Commission's internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and Alamosa assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the disclosure documents regarding the proposed Alamosa/AirGate transaction when they become available because they will contain important information. Stockholders will be able to obtain a free copy of such disclosure documents when they become available, as well as other filings containing information about Alamosa and AirGate, without charge, at the Commission's internet site (http://www.sec.gov). Copies of the disclosure documents and the filings with the Commission that will be incorporated by reference in such disclosure documents can also be obtained without charge, when they become available, by directing a request to Alamosa Holdings, Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Jon Drake (806-722-1100).

The directors and executive officers of Alamosa may be deemed to be participants in the solicitation of proxies from Alamosa shareholders in respect of the proposed transaction with AirGate. Information regarding Alamosa's directors and executive officers is currently available in its proxy statement filed with the Commission by Alamosa on April 23, 2004. Other information regarding the participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the disclosure documents and other relevant materials that will be filed by Alamosa with the Commission when they become available.

                                      ####


The following is a press release issued by Alamosa Holdings, Inc. on December 7, 2004:




[GRAPHIC OMITTED]




Contact:      Jon D. Drake
              Senior Director of Investor Relations
              Alamosa Holdings, Inc.
              806-722-1455
              jdrake@alamosapcs.com

  ALAMOSA CONFIRMS PREVIOUS OFFER OF 2.8 ALAMOSA SHARES FOR EACH AIRGATE SHARE
             Extends offer deadline to Wednesday, December 8, 2004

LUBBOCK, Texas (December 7, 2004) - Alamosa Holdings, Inc. (Nasdaq/NM: APCS) stated today that it has entered into a confidentiality agreement with AirGate PCS, Inc. (NASDAQ: PCSA) with respect to a potential combination of the two companies and has completed all material due diligence and confirmed to AirGate its offer of 2.8 Alamosa shares for each AirGate share. Based on Alamosa's closing price of $11.50 on December 6, 2004, this offer represents consideration of $32.20 per AirGate share.

In addition, Alamosa has offered to give AirGate shareholders the option to elect cash consideration in place of Alamosa stock, up to an aggregate amount of $100 million, with the per share cash consideration based on the average closing price of Alamosa stock in the ten days prior to the completion of the transaction multiplied by 2.8.

Alamosa also stated that it has extended its offer through the close of business on Wednesday, December 8, 2004.

ABOUT ALAMOSA
Alamosa Holdings, Inc. is the largest (based on number of subscribers) PCS Affiliate of Sprint (NYSE: FON), which operates the largest all-digital, all-CDMA Third-Generation (3G) wireless network in the United States. Alamosa has the exclusive right to provide digital wireless mobile communications network services under the Sprint brand name throughout its designated territory located in Texas, New Mexico, Oklahoma, Arizona, Colorado, Utah, Wisconsin, Minnesota, Missouri, Washington, Oregon, Arkansas, Kansas, Illinois and California. Alamosa's territory includes licensed population of 15.8 million residents.


FORWARD LOOKING STATEMENTS AND OTHER INFORMATION
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between Alamosa Holdings, Inc. ("Alamosa") and AirGate PCS, Inc. ("AirGate"), including future financial and operating results; (2) statements with respect to Alamosa's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects" and similar expressions. Such statements are based upon the current beliefs and expectations of Alamosa's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Alamosa/AirGate transaction may not be fully realized or realized within the expected time frame; (3) the failure of AirGate and Alamosa stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; (5) Alamosa's and AirGate's dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology; (8) changes in Sprint's national service plans or fee structure with Alamosa or AirGate; (9) change in population; (10) difficulties in network construction; (11) increased competition in Alamosa's and AirGate's markets; and (12) adverse changes in financial position, condition or results of operations. Additional factors that could cause Alamosa's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K and in the Quarterly Reports on Form 10-Q of Alamosa filed with the Securities and Exchange Commission (the "Commission") and available at the Commission's internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and Alamosa assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the disclosure documents regarding the proposed Alamosa/AirGate transaction when they become available because they will contain important information. Stockholders will be able to obtain a free copy of such disclosure documents when they become available, as well as other filings containing information about Alamosa and AirGate, without charge, at the Commission's internet site (http://www.sec.gov). Copies of the disclosure documents and the filings with the Commission that will be incorporated by reference in such disclosure documents can also be obtained without charge, when they become available, by directing a request to Alamosa Holdings, Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Jon Drake (806-722-1100).

The directors and executive officers of Alamosa may be deemed to be participants in the solicitation of proxies from Alamosa shareholders in respect of the proposed transaction with AirGate. Information regarding Alamosa's directors and executive officers is currently available in its proxy statement filed with the Commission by Alamosa on April 23, 2004. Other information regarding the participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the disclosure documents and other relevant materials that will be filed by Alamosa with the Commission when they become available.

                                      ####